Eagle Materials Inc.
3811 Turtle Creek
Dallas, TX 75219
VIA EDGAR
March 8, 2006
Ms. Nili N. Shah
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C. 20549-7010
Re:	Eagle Materials Inc. File No. 001-12984
Dear Ms. Shah:
This shall serve as our response below to your letter dated February 15, 2006 regarding your review of the Eagle Materials Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 and Forms 10-Q for the Fiscal Quarters Ended September 30, 2005 and December 31, 2005.
Form 10-K for Fiscal Year Ended March 31, 2005
1.	Tell us how you determined the significance of your joint venture in Texas Lehigh Cement Company with regards to Rule 3-09 of Regulation S-X. We note you have provided summarized financial information consistent with Rule 4-08(g) on Page 52 of your Form 10-K. This information appears to suggest your total earnings before income taxes for the Texas and Illinois joint ventures were approximately 23% and 28% of the Company’s total earnings before income taxes for 2004 and 2003, respectively. Tell us how much of the earnings presented in your Rule 4-08(g) information related to Texas Lehigh Cement Company joint venture during 2004 and 2003 and how this information was considered in determining significance for Rule 3-09 purposes.

To the extent, you have not met the 20% threshold required in Rule 3-09 for any of the years presented, we recommend that you reassess the Texas Lehigh Cement Company joint venture and these thresholds during each reporting period to determine whether or not providing Rule 3-09 financial statements is appropriate. In this regard, it appears that the Texas Lehigh Cement Company joint venture represented 17% of the Company’s total earnings before income taxes in 2005.

Ms. Nili N. Shah
Securities and Exchange Commission
March 8, 2006

Company Response
1.	Pursuant to Rule 3-09 of Regulation S-X (“Rule 3-09”), the Company calculates the significance of its equity method investments using the conditions set forth in Rule 1-02(w) of Regulation S-X, conditions 1 and 3, substituting 20 percent for 10 percent. Below is a summary of our calculations documenting the results of our testing of the significance of Texas Lehigh Cement Company and Illinois Cement Company on an annual basis:

	Texas Lehigh Cement Company		Illinois Cement Company
	Earnings	Percentage	Earnings	Percentage

2002	$17,697	31%	$9,405	17%
2003	$15,461	18%	$9,620	11%
2004	$14,770	14%	$9,141	9%
2005	$19,325	12%	$7,596	5%
As shown above, Texas Lehigh Cement Company was considered significant, as defined in Rule 3-09, during Fiscal Year 2002, therefore the financial statements of Texas Lehigh Cement Company were included for all periods presented in Eagle Materials Inc.’s Form 10-K for the Fiscal Year ended March 31, 2004.

With respect to condition 1 of Rule 3-09, our investment in, and advances to, our joint ventures ranged from 4% to 8%, in the aggregate, during the Fiscal Years ended March 31, 2003, 2004 and 2005, which is below the threshold defined in such Rule.

The Company will continue to reassess the Texas Lehigh Cement Company joint venture each reporting period to determine whether or not providing separate financial statements under Rule 3-09 is required.
The Company acknowledges that:
•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Nili N. Shah
Securities and Exchange Commission
March 8, 2006

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.
Very truly yours,
/s/ Arthur R. Zunker, Jr.
Arthur R. Zunker, Jr.
cc:	James Graass Steven R. Rowley